SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEES REQUIRED].

For the transition period from                     to

Commission file number 1-07533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FEDERAL REALTY INVESTMENT TRUST SAVINGS AND RETIREMENT 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FEDERAL REALTY INVESTMENT TRUST

1626 EAST JEFFERSON STREET

ROCKVILLE, MARYLAND 20852

Required Information

Financial statements and schedules for the Federal Realty Investment Trust Savings And Retirement 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

The exhibit is listed in the Index to Exhibits.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Financial Statements

December 31, 2003 and 2002

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Index to Financial Statements and Supplemental Schedules

Report of Independent Certified Public Accountants	4

Financial Statements

Statements of Net Assets Available for Plan Benefits	5

Statement of Changes in Net Assets Available for Plan Benefits	6

Notes to Financial Statements	7–10

Supplemental Schedule

Schedule of Assets Held for Investment Purposes	11

Report of Independent Certified Public Accountants

To the Participants and Administrator of

Federal Realty Investment Trust Savings and Retirement 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Federal Realty Investment Trust Savings and Retirement 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the supplemental schedule of assets held for investment purposes as of December 31, 2003. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Federal Realty Investment Trust Savings and Retirement 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of December 31, 2003 and 2002, and for the year ended December 31, 2003, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vienna, Virginia

June 10, 2004

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2003	2002
Assets

Investments, at fair value	$9,677,310	$6,858,734
Loans to participants	77,493	70,657
Contributions receivable	—	—

Total Assets	9,754,803	6,929,391

Net Assets Available for Plan Benefits	$9,754,803	$6,929,391

The accompanying notes are an integral part of these statements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

Additions to Net Assets Attributed to:

Contributions
Employee contributions	$981,626
Employer contributions	234,397
Rollover contributions	246,029

Total contributions	1,462,052

Investment income
Interest and dividends	180,892
Net appreciation in fair value of investments	1,933,260

Total investment income	2,114,152

Total Additions	$3,576,204

Deductions from Net Assets Attributed to:

Benefits paid to participants	$750,792
Administrative expenses	—

Total Deductions	750,792

Net Increase	2,825,412

Net Assets Available for Plan Benefits, beginning of year	6,929,391

Net Assets Available for Plan Benefits, end of year	$9,754,803

The accompanying notes are an integral part of these statements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements

December 31, 2003

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Federal Realty Investment Trust Savings and Retirement 401(k) Plan (the Plan) is as follows:

Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. Fluctuations in fair value are charged to participant’s accounts.

Benefit Payments

Benefits are recorded when paid.

NOTE B—DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan of Federal realty Investment Trust (the Trust) in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and of Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was established on January 1, 1985, restated effective January 1, 1997, and was most recently amended effective October 1, 2002. The most recent amendment altered the allocation of forfeitures so that they reduce employer-matching contributions.

Eligibility

All employees, except members of collective bargaining units, may participate in the elective deferrals portion of the Plan immediately upon employment. There are no members of a collective bargaining unit as of December 31, 2003. Effective August 1, 2003, employees must work 1,000 hours or more in a Plan year to be eligible to participate.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2003

Contributions

Participants make contributions to the Plan by means of a salary deferral agreement. Participants may defer between 1 percent and 20 percent of their compensation. The dollar value of participant contributions may not exceed $12,000 for calendar year 2003. Certain participants meeting age requirements may contribute an additional $2,000 catch-up contribution for the calendar year 2003.

The Trust will make employer-matching contributions to the Plan on behalf of all qualified participants. The amount of employer matching contributions for each eligible participant will be 50 percent of elective deferrals up to 5 percent of earnings. Employer matching and discretionary contributions will be made after one year of service is rendered with 1,000 or more hours completed by the participant, or if the participant retires, dies, or becomes disabled during the Plan year.

Additionally, the Plan allows for discretionary contributions to be made at the end of the Plan year in an amount to be determined by the Trust. There were no such contributions made for the year ended December 31, 2003.

Vesting

Participants are always vested in elective deferral, employer matching, and rollover contributions. Discretionary contributions are vested based on years of service, with 100 percent vesting after five years of credited service.

Participant Loans

Participants may borrow from their accounts a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or up to a reasonable time for the purchase of a principal residence. The loans are secured by 50 percent of the vested balance in the participant’s accounts and bear interest at a rate determined by the Trust based on prevailing market conditions. At December 31, 2003, interest rates ranged from 5.0 percent to 10.5 percent.

Payment of Benefits

Upon termination of services for reasons other than death, retirement, or disability, a participant will receive the vested percentage of his or her account balance plus earnings. The distribution can be a lump-sum distribution or may be in the form of an annuity beginning at retirement age if requested by the participant.

Participants should refer to their summary plan description for more information regarding payment of benefits.

Administrative Expense

The Trust pays the majority of the administrative expenses associated with the Plan.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2003

Investments

Prudential Retirement Services (Prudential) is the trustee for the Plan portfolio. All investments are self-directed by participants.

Investment Options

Participants may select from 18 different investment options offered by Prudential and also shares of Federal Realty Investment Trust.

Significant Investments

At December 31, 2003 and 2002, the fair market values of individual investments that represent 5 percent or more of the Plan’s net assets were as follows:

December 31,	2003	2002
Van Kampen Growth & Income Fund	$1,726,315	$1,198,398
AIM Mid Cap Equity Fund	1,411,221	1,023,726
Growth Fund of America	1,324,897	770,328
Euro Pacific Growth Fund	921,048	753,191
Prudential Dryden Government Income Fund	587,549	509,933
Prudential Stable Value Fund	*	455,005
Shares of Federal Realty Investment Trust	2,467,345	1,663,311
*	Less than 5% of net assets

NOTE C—TAX STATUS

The Plan obtained a determination letter on November 4, 1994, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) under Section 401(a). The Plan has been amended since receiving its determination letter. The Plan’s trustees believe that the Plan is currently designed and operated in compliance with IRC and ERISA requirements.

NOTE D—PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provided services to the Plan, an employer whose employees were covered by the Plan, an employee organization whose members were covered by the Plan, a person who owned 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in shares of Federal Realty Investment Trust and funds managed by Prudential; therefore these transactions qualify as parties-in-interest transactions.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2003

NOTE E—PLAN TERMINATION

Although it has not expressed any intent to do so, Federal Realty Investment Trust has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100 percent vested in their accounts.

NOTE F—SUBSEQUENT EVENT

In 2004, the Plan Administrator of the Plan intends to discontinue the Plan’s investment in Federal Realty Investment Trust shares (Trust shares). Also in 2004, one new investment option, the Strategic Partner Real Estate Fund A will be added to the Plan. Participants will have the opportunity to move their investment in Trust shares to the investment option of their choice. Effective June 25, 2004 all remaining assets in and contributions to Trust shares will automatically be transferred to the Strategic Partners Real Estate Fund A.

NOTE G—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of additions per the financial statements to the Form 5500:

Year Ended December 31, 2003
Additions per the financial statements	$3,576,204
Add: classification differences	1,772

Total income per the Form 5500	$3,577,976

The following is a reconciliation of deductions per the financial statements to the Form 5500:

Year Ended December 31, 2003
Deductions per the financial statements	$750,792
Add: classification differences	1,772

Expenses per the Form 5500	$752,564

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Schedule of Assets Held for Investment Purposes

December 31, 2003

Description	Fair Value
*Shares of Federal Realty Investment Trust	$2,467,345
Van Kampen Growth & Income Fund	1,726,315
AIM Mid Cap Equity Fund	1,411,221
Growth Fund of America	1,324,897
Euro Pacific Growth Fund	921,048
*Prudential Dryden Government Income Fund	587,549
*Prudential Stable Value Fund	484,678
Lord Abbett Mid Cap Value Fund	151,267
AIM Small Growth Fund	149,233
*Prudential Dryden Stock Index Fund	138,989
*Goldman Sachs Small Cap Value Fund	96,496
*Prudential Jennison Health Sciences	91,373
*Prudential Dryden Total Return Bond Fund	30,382
Van Kampen Real Estate Securities	28,639
*Prudential Jennison Technology	23,631
*Prudential Jennison Natural Resourses	23,626
Self Directed Brokerage Account	19,394
*Prudential Jennison Utility Fund	1,227
*Participant Loans	77,493

Total	$9,754,803

*	- Denotes Party-in-interest

FEDERAL REALTY INVESTMENT TRUST

SAVINGS AND RETIREMENT 401(k) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 28th day of June, 2004.

FEDERAL REALTY INVESTMENT TRUST SAVINGS AND RETIREMENT 401(K) PLAN

By:	/S/ LARRY E. FINGER
Larry E. Finger, Senior Vice President, Chief Financial Officer and Treasurer, Federal Realty Investment Trust

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Certified Public Accountants